Exhibit (a)(2)

June 21, 2011
To the Shareholders of Telvent GIT, S.A.

Dear Shareholders:

As we previously have announced, on May 31, 2011, Telvent GIT, S.A. (the “Company”) entered into a Transaction Agreement (the “Agreement”) with Schneider Electric SA (“Parent”) and Schneider Electric España, S.A.U., an indirect wholly-owned subsidiary of Parent (“Offeror”), pursuant to which, and upon the terms and conditions thereof, Offeror has agreed to commence a cash tender offer to acquire all of the ordinary shares, € 3.00505 nominal par value per share (the “Shares”) of the Company for a purchase price of $40.00 per Share, net to the holders thereof, without interest (the “Offer”).

For the reasons set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 accompanying this letter, the Board of Directors unanimously recommends that the Company’s shareholders accept the Offer and tender their Shares into the Offer.

If you have any questions regarding the Offer or need copies of the documents related to Offer, you may call D.F. King & Co., Inc., the information agent for the Offer, toll free at (800) 549-6650 or collect at (212) 269-5550. Additionally, if you have questions, you may also call Credit Agricole Securities (USA) Inc., the dealer manager for the Offer, collect at (212) 408-5680 or toll free at (800) 287-0481.

Very truly yours,

TELVENT GIT, S.A.

Ignacio Gonzalez, its
Chief Executive Officer